CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use and incorporation by reference in this Pre-Effective Amendment No.1 to Registration Statement No. 333-190007 on Form N-14, to be filed on or about August 14, 2013, of Lord Abbett Research Fund, Inc. (the “Registration Statement”) of our reports each dated January 28, 2013, relating to the financial statements and financial highlights of Lord Abbett Calibrated Dividend Growth Fund, and Lord Abbett Classic Stock Fund, both a series of Lord Abbett Research Fund, Inc., for the fiscal year ended November 30, 2012.

We also consent to the references to us under the headings “Financial Highlights” and “Representations and Warranties” (paragraph 4.2(h) of Appendix A) in the Form of Agreement and Plan of Reorganization included in the Combined Prospectus/Proxy Statement, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York
August 16, 2013